UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                               The Eastern Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   276317 10 4
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Clay Lifflander
     MMI Investments, L.L.C., RR1, Box 167D, Wing Road, Millbrook, NY 12545
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 24, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages

                                  SCHEDULE 13D

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     2      of     16       Pages
          -----------                         -------        --------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MMI Investments, L.L.C.
          TIN 14-1790769
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC, OO
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       174,400
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       174,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          174,400
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.47%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 16 Pages

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     3      of   16         Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millbrook Capital Management Inc.
          TIN 13-3540644
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       174,400
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       174,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          174,400
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.47%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 16 Pages

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     4      of    16        Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John S. Dyson
          SSN ###-##-####
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       174,400
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       174,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          174,400
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.47%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 4 of 16 Pages

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     5      of    16        Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ernst Ohnell
          SSN ###-##-####
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER

                                       89,800
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       89,800
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          89,800
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.33%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 5 of 16 Pages

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     6      of   16         Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          B.W. Elliott Manufacturing Co.
          TIN 15-0585760
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC, BK, OO
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       0
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       0
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 6 of 16 Pages

                               SCHEDULE 13D


Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 of Schedule 13D is hereby amended in its entirety to read as follows:

          The aggregate cost of the Shares beneficially owned by the Millbrook Reporting Persons was approximately $2,142,442, including brokerage commissions. All of these Shares were acquired by MMI using its working capital and general margin financing to MMI from a broker or brokers pursuant to standard margin agreements. The positions held in margin accounts are pledged as collateral security for the repayment of debit balances in such accounts.

          From 1980 through 1991, Mr. Ohnell acquired the Shares reported as owned by him for an aggregate purchase price of approximately $646,759, including brokerage commissions. All of such Shares were purchased using the personal funds of Mr. Ohnell.

          The source of funds to be used in acquiring the Shares pursuant to the Proposed Merger (as defined in Item 4) will be from working capital of Elliott and from bank financing. The amount of funds to be used by Elliott in acquiring the Shares will be approximately $40.5 million, plus retirement of Eastern debt and expenses.


Item 4.  Purpose of Transaction

          Item 4 of Schedule 13D is hereby amended in its entirety to read as follows:

          MMI acquired Shares of the Company because MMI believes that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying business and assets. MMI initially intended to work with management to effectuate value enhancement strategies for all stockholders. However, after meeting with management and studying the Company's operations and industry, MMI determined that the best means to maximize value for all stockholders is to effect an acquisition of the Company.


                           Page 7 of 16 Pages

          On July 16, 1996, Millbrook sent a merger proposal set forth in
Exhibit 3 to the Chairman of the Company to have Elliott acquire all outstanding Shares of the Company for $15 per Share in cash. The merger proposal is subject, among other things, to the approval of the Company's Board of Directors, a majority of the Company's public shareholders indicating support for the transaction and other customary conditions for transactions of this nature. On July 18, 1996 and July 24, 1996, Millbrook sent the additional correspondence to the Chairman of the Company contained in Exhibits 9 and 10 hereto.

          Millbrook anticipates that upon consummation of the transaction, a wholly-owned direct or indirect subsidiary of Elliott will merge into the Company (the "Proposed Merger"). As a result, the Company will become a wholly-owned subsidiary of Elliott, and its present Board of Directors, capitalization and dividend policy will be structured accordingly. Further, the Shares will be delisted from trading on the American Stock Exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act").


Item 5. Interest in Securities of the Issuer

          Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

          (a) As of July 24, 1996, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Act) 174,400 Shares, or 6.47% of the 2,696,284 Shares outstanding as of March 30, 1996 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 30, 1996.

          As Manager of MMI, Millbrook has sole power to vote and dispose of investments held by MMI; therefore, it beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI. Mr. Dyson, Chairman, a Director and sole stockholder of Millbrook, has the power to direct Millbrook to vote or dispose of the Shares held by MMI; therefore, he beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI.

          Mr. Ohnell beneficially owns 89,800 Shares, or 3.33% of the Shares outstanding, including 52,050 Shares held directly by Mr. Ohnell, 9,300 Shares held by the Ohnell Family Foundation of which Mr. Ohnell is trustee, and 25,450 Shares held by his emancipated adult children and 3,000 Shares held by his wife with respect to which Mr. Ohnell holds an irrevocable proxy.

          (b) As sole owner of the Shares that it holds, MMI has sole voting and dispositive power over the 174,400 Shares that it owns directly. As Manager of MMI, Millbrook has the sole power to direct the voting or disposition of the Shares held by MMI; thus, Millbrook has sole voting and dispositive power over such Shares. As Chairman, a Director and sole stockholder of Millbrook, Mr. Dyson has the sole power to direct Millbrook on the voting or disposition of Shares held by MMI; thus, Mr. Dyson also has sole voting and dispositive power over such Shares.

          Mr. Ohnell has sole voting and dispositive power over the 89,800 Shares that he beneficially owns.

                               Page 8 of 16 Pages

          (c) The Millbrook Reporting Persons became beneficial owners for purposes of Rule 13d-3 of more than five percent of the Shares on April 29, 1996. See Exhibit 1 for a list of purchase transactions with respect to Shares executed by MMI prior to the date of this report. All such purchases were made on the open market through the facilities of the American Stock Exchange.

          Mr. Ohnell became a Reporting Person on July 16, 1996 upon execution of the letter agreement contained in Exhibit 5 between Mr. Ohnell and Millbrook relating to the Proposed Merger. Mr. Ohnell has not acquired beneficial ownership of any Shares during the 60 day period prior to the date hereof other than as a result of the execution on July 16, 1996 of the proxies contained in Exhibits 6, 7 and 8 hereto.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Shares held by MMI and the 52,050 Shares directly owned by Mr. Ohnell. The Ohnell Family Foundation and members of Mr. Ohnell's family have the right to receive dividends or the proceeds from the sale of Shares held by them.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:

          On July 16, 1996, Millbrook and Mr. Ohnell executed a letter agreement in which they agreed to cooperate in effecting the Proposed Merger. Such letter agreement is Exhibit 5 hereto.

          In addition, on July 16, 1996, Millbrook sent a letter to the Chairman of the Company setting forth the Proposed Merger. Such letter is
Exhibit 3 hereto. Additional correspondence from Millbrook to the Company with respect to the Proposed Merger is contained in Exhibits 9 and 10 hereto.

          On July 16, 1996, each of Mr. Ohnell's wife and children executed irrevocable proxies to Mr. Ohnell with respect to Shares held by them. Such proxies are Exhibits 6, 7 and 8 hereto.

          Except as otherwise set forth above or in Item 3, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Millbrook Principals, has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                           Page 9 of 16 Pages

Item 7.  Material to Be Filed as Exhibits

  Item 7 of Schedule 13D is hereby amended in its entirety to read as follows:

  Exhibit 1    Schedule of Transactions.

  Exhibit 2    Amended Joint Filing Agreement dated July 16, 1996.

  Exhibit 3    Letter to Chairman of the Company dated July 16, 1996.

  Exhibit 4    Press Release dated July 17, 1996.

  Exhibit 5 Letter Agreement by and between Millbrook and Mr. Ohnell dated July 16, 1996.

  Exhibit 6    Irrevocable Proxy dated July 16, 1996 of Patricia Ohnell.

  Exhibit 7    Irrevocable Proxy dated July 16, 1996 of Carin M. Ohnell.

  Exhibit 8    Irrevocable Proxy dated July 16, 1996 of Eileen H. Ohnell.

  Exhibit 9    Letter to Chairman of the Company dated July 18, 1996.

  Exhibit 10   Letter to Chairman of the Company dated July 24, 1996.


                            Page 10 of 16 Pages

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   MMI INVESTMENTS, L.L.C.


                                   By:  /s/ Clay B. Lifflander
                                        ------------------------------
                                        Clay B. Lifflander
                                        as President of Millbrook
                                        Capital Management Inc.,
                                        Manager of MMI Investments, L.L.C.


                                   MILLBROOK CAPITAL MANAGEMENT
                                      INC.


                                   By:  /s/ Clay B. Lifflander
                                        ------------------------------
                                        Clay B. Lifflander
                                        President


                                   B.W. ELLIOTT MANUFACTURING CO.


                                   By:  /s/ George M. Scherer
                                        --------------------------------
                                        George M. Scherer
                                        President


                                   /s/ John S. Dyson
                                   -------------------------------------
                                   John S. Dyson
                                   Individually


                                   /s/ Ernst Ohnell
                                   -------------------------------------
                                   Ernst Ohnell
                                   Individually

Dated: July 24, 1996

                                Page 11 of 16 Pages
                          EXHIBIT INDEX
                                                                       Page
                                                                      ------

  Exhibit 1    Schedule of Transactions.                                13

  Exhibit 2    Amended Joint Filing Agreement dated July 16, 1996.      *

  Exhibit 3    Letter to Chairman of the Company dated July 16,
               1996.                                                    *

  Exhibit 4    Press Release dated July 17, 1996.                       *

  Exhibit 5    Letter Agreement by and between Millbrook and Mr.
               Ohnell dated July 16, 1996.                              *

  Exhibit 6    Irrevocable Proxy dated July 16, 1996 of Patricia
               Ohnell.                                                  *

  Exhibit 7    Irrevocable Proxy dated July 16, 1996 of Carin
               M. Ohnell.                                               *

  Exhibit 8    Irrevocable Proxy dated July 16, 1996 of Eileen
               H. Ohnell.                                               *

  Exhibit 9    Letter to Chairman of the Company dated
               July 18, 1996.                                           14

  Exhibit 10   Letter to Chairman of the Company dated
               July 24, 1996.                                           15



- ------------------------

* Filed as an exhibit with Amendment No. 1 to Schedule 13D dated July 16, 1996.


                             Page 12 of 16 Pages

                                                        Exhibit 1


Schedule of Transactions
Purchases of Common Stock of The Eastern Company by MMI Investments, L.L.C.

                                                    Price
                 Date             Shares           Per Share


                2/5/96          17,300            $12.25
                2/9/96           7,000             12.50
               2/12/96             700             12.50
               2/14/96          14,200             12.19
               2/20/96           4,400             12.00
               2/27/96             400             12.00
               2/29/96           3,000             12.00
                3/4/96           2,000             11.88
                3/5/96          10,500             12.00
                3/5/96           1,000             11.88
                3/7/96           2,000             12.00
                3/7/96           3,600             12.13
               3/11/96             200             12.00
               3/13/96          44,600             12.25
               3/22/96             800             11.95
               3/25/96             600             12.00
               3/26/96             300             12.00
               3/27/96             600             12.00
               3/28/96             700             12.00
               3/29/96           1,000             12.00
                4/2/96           1,100             11.88
                4/4/96           9,900             12.00
                4/9/96           4,100             11.88
               4/10/96           1,900             11.75
               4/29/96          10,400             11.50
               4/30/96             500             11.63
                5/1/96             500             11.88
                5/2/96           6,100             11.88
                5/3/96           6,000             12.39
                5/6/96           7,500             12.48
                7/8/96             500             11.75
               7/16/96           1,000             11.75
               7/18/96          10,000             13.88


                        Page 13 of 16 Pages

                                                     Exhibit 9

        [MILLBROOK CAPITAL MANAGEMENT INC. LETTERHEAD]


July 18, 1996

Mr. Russell G. McMillen
Chairman
The Eastern Company
112 Bridge Street
Naugatuck, CT  06770

Dear Mr. McMillen:

          We read The Eastern Company's statement as published on the wire with dismay. Your characterization of our offer is unfair and misleading to fellow shareholders. First, the removal of the key conditions to our offer is entirely within your control. Second, prudent use of leverage to enhance returns to shareholders is standard practice for both public and private companies. We suspect that many of your shareholders are not concerned with our capital structure given that they would receive 100% cash consideration per our offer. Third, to rely upon Eastern's financial condition and prospects as an argument against our offer is silly. Eastern had to borrow in the first quarter to pay its dividend, its earnings peaked in 1991 and first half earnings for 1996 are off 89% compared to the year prior. In light of all this, we would think that the board would welcome our fully valued offer.

          We look forward to Eastern's written response to our offer by next Friday as requested in our letter of July 16. We hope that is what you mean by "due course" otherwise we will have to consider other courses of action. Again, we are willing to meet to discuss our offer.

          We will not be deterred by unresponsive statements to the press.

Sincerely,


/s/ Clay B. Lifflander
- ----------------------
Clay B. Lifflander
President

cc:  John W. Everets
     Charles W. Henry
     Ole K. Imset
     Leonard F. Leganza
     David C. Robinson
     Donald S. Tuttle, III
     Stedman G. Sweet
     Donald E. Whitmore, Jr.

                         Page 14 of 16 Pages

                                                     Exhibit 10



        [MILLBROOK CAPITAL MANAGEMENT INC. LETTERHEAD]


July 24, 1996

Mr. Russell G. McMillen
Chairman
The Eastern Company
112 Bridge Street
Naugatuck, CT  06770

Dear Mr. McMillen:

We understand that your Board of Directors may seek further clarity with respect to the financability of our proposed purchase of The Eastern Company. I would highlight the following:

     1. B. W. Elliott is extremely underleveraged relative to its asset base and cash flow. We have provided an updated balance sheet to your lawyer. We estimate Elliott's excess debt capacity to be approximately $15 million.

     2.   Eastern's balance sheet is extremely underleveraged.
          By your own estimates, Eastern has approximately $25 million of borrowing power.

     3. MCM is in receipt of several financing proposals from major financial institutions. The proposed financing packages would fund the entire $36.5 million transaction price (excluding our group's shares) plus provide ample credit lines for the growth and working capital needs of Eastern/Elliott.

     4. MCM and its affiliates control assets in an amount well in excess of the proposed purchase price. John Dyson and his family have been active acquirers of companies for over 40 years. The family has consummated well over $1.0 billion in acquisition transactions and has never failed to finance an acquisition. Furthermore, no company controlled by John Dyson has ever defaulted on a loan or even been late with an interest payment.

I hope this information is useful as your Board considers our offer. Once again, it would be a pleasure to meet with you and

                         Page 15 of 16 Pages
your Board to discuss our offer and provide additional details of our ability to complete the transaction.

Sincerely,


/s/ Clay B. Lifflander
    Clay B. Lifflander
    President

cc:  Board of Directors

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